UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2015 SECOND - QUARTER RESULTS

Mexico City July 23, 2015, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the second quarter of 2015:

•         Comparable revenues grew 8.3% for the second quarter of 2015.

•         Comparable operating income grew 18.8% for the second quarter of 2015 with a margin expansion of 130 basis points.

•         Comparable operative cash flow grew 8.9% for the second quarter of 2015 with a margin expansion of 10 basis points.

•         Comparable earnings per share grew 5.0% to Ps. 1.23 in the second quarter of 2015.

For many years, in an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we have included indicators such as “currency neutral” and “excluding M&A effects” that we are now including in the term “Comparable”. This means, with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. To translate the second quarter and year to date 2015 results of Venezuela we use the SIMADI exchange rate of 197.30 bolivars per USD, as compared with 10.60 bolivars per USD in the same periods of 2014. Additionally, the average depreciation of currencies in our main operations this quarter was: Brazilian real (37.8%), Colombian peso (30.4%), Mexican peso (17.7%) and Argentine peso (11.1%).

	Second Quarter					Year to Date Results
	as Reported		excl. Venezuela			as Reported		excl. Venezuela
	2015	Δ%	2014	Δ%	Δ% Comparable(5)	2015	Δ%	2014	Δ%	Δ% Comparable(5)

Total revenues	36,550	-11.8%	35,480	4.5%	8.3%	71,044	-12.9%	69,082	3.8%	7.0%
Gross profit	17,492	-10.5%	16,931	7.5%	10.6%	33,310	-12.6%	32,308	5.9%	8.4%
Operating income	5,630	-2.0%	5,474	17.0%	18.8%	10,145	-5.2%	9,909	13.0%	15.0%
Net income attributable to equity holders of the company	2,668	-0.4%	2,556	6.0%	5.0%	4,867	-4.1%	4,714	9.6%	9.6%
Earnings per share (1)	1.29		1.23			2.35		2.27
Operative cash flow(2)	7,386	-10.4%	7,120	7.0%	8.9%	13,768	-9.5%	13,331	7.1%	9.0%

	LTM 2Q 15	FY 2014	Δ%

Net debt (3)	55,974	53,069	5.5%
Net debt / Operative cash flow (3)	1.94	1.87
Operative cash flow/ Interest expense, net (3)	5.48	5.49
Capitalization (4)	40.7%	37.7%
Expressed in millions of Mexican pesos.
(1) Quarterly & YTD earnings / outstanding shares as of the end of period. Outstanding shares as of 2Q'15 were 2,072.9 million.
(2) Operative cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3) Net debt = total debt - cash
(4) Total debt / (long-term debt + shareholders' equity)

(5) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

Message from the Chief Executive Officer

“As beverage transactions continued to outpace volumes across our operations—reinforcing our daily consumer engagement—we are encouraged by our operators’ positive performance in the midst of a challenging environment, marked by weak consumer trends in Brazil, a slowly recovering consumer landscape in Mexico, and currency volatility across our markets. On a comparable basis, we delivered high single-digit consolidated revenue growth and double-digit operating income growth during the quarter. Our financial performance is complemented by market share gains in most of our operations: notably, sparkling beverages in Brazil, most categories in Argentina, and across the non-carbonated beverage category in Mexico—including our increased market leadership in the Powerade brand. These accomplishments result from utilizing the right portfolio strategy, coupled with the right capabilities, within the markets we serve. We continue Coca-Cola FEMSA’s organizational transformation, protecting our short-term results, while ensuring our profitable growth for years to come,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

July 23, 2015	Page 1

Consolidated Results

Comparable means, with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Reported revenues, excluding Venezuela, grew 4.5% as compared to the same period of 2014, reaching Ps. 35,480 million. These figures were negatively impacted by the devaluation of the Brazilian real(1) and the Colombian peso(1). Comparable total revenues grew 8.3%, driven by average price per unit case growth across our operations and volume growth in Colombia and Argentina.

The total number of transactions, excluding Venezuela, grew 0.6% to close 4.6 billion, outperforming volume growth. Our sparkling beverage portfolio grew 0.4% mainly driven by transactions in Mexico and Argentina, which offset a contraction in Brazil. Our still beverage category increased transactions by 5.8%, mainly driven by Mexico, Colombia and Argentina. Transactions of water, including bulk water, decreased 2.5% driven by a decline in Mexico.

Reported total sales volume, excluding Venezuela, grew 0.1% to 789.4 million unit cases in the second quarter of 2015 as compared to the same period in 2014. Our sparkling beverage portfolio grew 0.4% mainly driven by Mexico, Argentina and Colombia, which offset a contraction in Brazil. Volume of our bottled water portfolio increased 3.0% driven by Aquarius and Bonaqua in Argentina, Crystal in Brazil, and Manantial in Colombia. Our still beverage category increased 6.8% driven by Del Valle and Santa Clara in Mexico, Cepita, Hi-C and Powerade in Argentina and Del Valle Fresh in Colombia. Volume of our bulk water portfolio decreased 6.5% mainly due to a decline of Ciel in Mexico.

Reported gross profit, excluding Venezuela, grew 7.5% to Ps. 16,931 million with a gross margin expansion of 130 basis points in the period. Comparable gross profit grew 10.6%. In local currency, the benefit of lower sweetener and PET prices in most of our territories was partially offset by the depreciation of the average exchange rate of the Brazilian Real(1), the Colombian Peso(1), the Mexican Peso(1) and the Argentine Peso(1) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income, excluding Venezuela, increased 17.0% to Ps. 5,474 million with a margin expansion of 160 basis points to reach 15.4% in the second quarter of 2015. Comparable operating income grew 18.8%.

On a reported basis and excluding Venezuela, during the second quarter of 2015 the other operative expenses net line recorded an expense of Ps. 196 million, mainly due to certain restructuring charges and negative operating currency fluctuation effects across our territories.

The reported share of the profits of associates and joint ventures line, excluding Venezuela, recorded a gain of Ps. 178 million in the second quarter of 2015, mainly due to equity method gains from our stake in Coca-Cola FEMSA Philippines, Inc. and our participation in Mexico’s and Brazil’s non-carbonated beverage joint-ventures. This gain compares to a loss of Ps. 100 million recorded in the second quarter of 2014.

Our reported comprehensive financing result, excluding Venezuela, in the second quarter of 2015 recorded an expense of Ps. 1,558 million, as compared to an expense of Ps. 1,183 million in the same period of 2014. During the quarter we registered a foreign exchange loss as a result of the quarterly depreciation of the Mexican peso(1) as applied to our US dollar-denominated net debt position.

During the second quarter of 2015, reported income tax as a percentage of income before taxes, excluding Venezuela, was 31.4% as compared to 30.8% in the same period of 2014.

Reported operative cash flow, excluding Venezuela, grew 7.0% to Ps. 7,120 million with a margin expansion of 50 basis points as compared to the same period of 2014. Comparable operative cash flow grew 8.9%.

Reported consolidated net controlling interest income, excluding Venezuela, grew 6.0% to Ps. 2,556 million in the second quarter of 2015, resulting in earnings per share (EPS) of Ps. 1.23 (Ps. 12.33 per ADS)(2). Comparable consolidated net controlling interest income grew 5.0%.

As reported figures

Total sales volume grew 0.1% to 846.5 million unit cases in the second quarter of 2015 as compared to the same period in 2014. Total revenues decreased 11.8% to Ps. 36,550 million in the second quarter of 2015, mainly driven by the negative translation effect resulting from using the SIMADI exchange rate(1) to translate the results of our Venezuelan operation.

Gross profit decreased 10.5% to Ps. 17,492 million and gross margin expanded 70 basis points to 47.9%. Operating income declined 2.0% to Ps. 5,630 million and operating margin expanded 150 basis points to 15.4%. Operative cash flow decreased 10.4% to Ps. 7,386 million and operating cash flow margin expanded 30 basis points to reach 20.2%. These declines were mainly driven by the previously mentioned negative translation effects.

Reported consolidated net controlling interest income declined 0.4% to Ps. 2,668 million in the second quarter of 2015, resulting in reported earnings per share (EPS) of Ps. 1.29 (Ps. 12.87 per ADS)(2).

(1)     See page 16 for average and end of period exchange rates for the second quarter of 2015 and the first six months of 2015.

(2)     Computed on the basis 2,072.9 million shares (each ADS represents 10 local shares).

July 23, 2015	Page 2

Balance Sheet

As of June 30, 2015, we had a cash balance of Ps. 13,529 million, including US$ 519 million denominated in U.S. dollars, an increase of Ps. 571 million compared to December 31, 2014. This difference was mainly driven by cash flow generation across our territories and the effect of the depreciation of the Mexican peso(1) as applied to our U.S. dollar denominated cash position, net of the payment of the first installment of the dividend in the amount of Ps. 3,213 million, during May of 2015.

As of June 30, 2015, total short-term debt was Ps. 3,575 million and long-term debt was Ps. 65,928 million. Total debt increased by Ps. 3,476 million, compared to year end 2014 mainly due to the negative effect resulting from the depreciation of the end of period exchange rate of the Mexican peso(1) as applied to our U.S. dollar denominated debt position. Net debt increased Ps. 2,905 million compared to year end 2014.

The weighted average cost of debt for the quarter was 8.3%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2015.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	29.6%	24.9%
U.S. dollars	30.4%	0.0%
Colombian pesos	1.9%	100.0%
Brazilian reals	36.9%	95.9%
Argentine pesos	1.2%	72.5%

(1)    After giving effect to interest rate swaps

(2)    Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2015	2016	2017	2018	2019	2020+
% of Total Debt	0.6%	8.5%	1.4%	30.0%	0.2%	59.3%

(1) See page 16 for average and end of period exchange rates for the second quarter of 2015 and the first six months of 2015.

July 23, 2015	Page 3

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Reported total revenues from our Mexico and Central America division increased 6.7% to Ps. 20,322 million in the second quarter of 2015, as compared to the same period in 2014, driven by average price per unit case increases in Mexico and Central America. Our average price per unit case, which is presented net of taxes, grew 7.2%, reaching Ps. 40.23. Comparable total revenues in the division increased 4.5%.

Transactions in the Mexico and Central America division grew 0.7%, outpacing volume performance, totaling more than 2.7 billion in the second quarter of 2015. Our sparkling beverage portfolio grew 1.6% mainly driven by a 2% increase in transactions of brand Coca-Cola in Mexico. Our still beverage category increased transactions by 5.4%, mainly driven by Mexico, which generated more than 12 million incremental transactions. Transactions of water, including bulk water, decreased 12.7% driven by a decline in Mexico.

Reported total sales volume decreased 0.4% to 504.8 million unit cases in the second quarter of 2015, as compared to the same period of 2014. Volume in Mexico contracted 0.4% and volume in Central America decreased 0.8%. Our sparkling beverage category increased 1.0% driven by growth of brand Coca-Cola, Mundet and Fanta in Mexico. Our personal water portfolio decreased 3.8% and our bulk water portfolio decreased 7.5%. Our still beverage category grew 5.0% mainly driven by a 21% growth of the Del Valle portfolio, 10% growth of Powerade and our Santa Clara dairy business, which grew 338%. This volume performance reflects on stable market share in sparkling beverages and continued market share gains in juices and isotonics.

Our reported gross profit increased 7.9% to Ps. 10,625 million in the second quarter of 2015 as compared to the same period in 2014. Reported gross margin reached 52.3% in the second quarter of 2015, an expansion of 60 basis points as compared to the same period of the previous year. Comparable gross profit grew 6.0%, with a margin expansion of 70 basis points. Lower PET and sweeteners prices in the division were partially offset by the depreciation of the average exchange rate of most of our division’s currencies(1) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income(2) increased 19.0% to Ps. 4,011 million in the second quarter of 2015. Our reported operating margin expanded 200 basis points to reach 19.7% in the second quarter of 2015. Our operating expenses in the division grew 6.7%, mainly driven by higher freight costs in Mexico as result of increased regulation which were compensated by a continued strict expense control implemented across the division. Comparable operating income(2) in the division grew 17.0% with a margin expansion of 210 basis points.

Reported operative cash flow grew 7.3% to Ps. 5,021 million in the second quarter of 2015 as compared to the same period in 2014. Our reported operative cash flow margin was 24.7%, an expansion of 10 basis points. Comparable operative cash flow grew 5.5% with a margin expansion of 20 basis points.

The difference between the margin expansion at the operating income level and the operative cash flow level is mainly related to the equity method, which is recorded as a non-cash item.

(1)     See page 16 for average and end of period exchange rates for the second quarter and the first six months of 2015.

(2)     For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division.

July 23, 2015	Page 4

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Reported total revenues, excluding Venezuela, grew 1.6%, reaching Ps. 15,159 million. These figures were negatively impacted by the devaluation of the Brazilian real(1) and the Colombian peso(1). Comparable total revenues grew 14.0%, driven by average price per unit case growth across our territories and volume growth in Argentina and Colombia. Revenues of beer in Brazil accounted for Ps. 1,469 million in the second quarter of 2015.

Transactions in the division, excluding Venezuela, grew 0.6% totaling more than 1.8 billion in the second quarter of 2015. Our sparkling beverage portfolio decreased 1.4%, mainly driven by a 3.7% decline in Brazil. Our still beverage category increased transactions by 6.3%, driven by Colombia and Argentina. Transactions of water, including bulk water, increased 13.5% driven by growth across the operations.

Reported total sales volume in our South America division, excluding Venezuela, grew 1.1% to 284.7 million unit cases in the second quarter of 2015 as compared to the same period of 2014. Our water category, including bulk water, grew 11.0% driven by Aquarius and Bonaqua in Argentina, Manantial in Colombia and Crystal in Brazil. The still beverage category grew 9.6% favored by the performance of Del Valle Fresh in Colombia, and Cepita, Hi-C and Powerade in Argentina. Our sparkling beverage category decreased 0.6%, driven by a decline in Brazil, which was partially offset by growth in Argentina and Colombia. We continue to gain market share in the sparkling beverage category in every country in the region.

Reported gross profit, excluding Venezuela, grew 7.0% to Ps. 6,306 million, with a margin expansion of 210 basis points. Lower sweetener and PET prices in most of our territories were partially compensated by the depreciation of the average exchange rate of the currencies in our South America division(1) as applied to our U.S. dollar-denominated raw material costs. Comparable gross profit increased 19.5% with a margin expansion of 190 basis points.

Reported operating income, excluding Venezuela, grew 11.7% to Ps. 1,465 million, with a margin expansion of 90 basis points as compared to the same period of the previous year. Comparable operating income grew 24.0%. We increased marketing investments in Colombia and Brazil to enhance market place execution, expand our cooler coverage and reinforce our returnable packaging portfolio.

Reported operative cash flow, excluding Venezuela, increased 6.5% to Ps. 2,102 million, reaching an operative cash flow margin of 13.9%, an expansion of 70 basis points as compared to the same period of 2014. Comparable operative cash flow grew 18.6%.

As reported figures

Reported total revenues decreased 27.5% to Ps. 16,229 million in the second quarter of 2015, mainly driven by the negative translation effect that resulted from using the SIMADI exchange rate(1) to translate the results of our Venezuelan operation.

Reported gross profit decreased 29.2% to Ps. 6,867 million in the second quarter of 2015 and gross profit margin reached 42.3%. Our reported operating income decreased 31.7% to Ps. 1,620 million in the second quarter of 2015, and operating income margin reached 10.0%. Reported operative cash flow decreased 33.6% to reach Ps. 2,366 million in the second quarter of 2015, resulting in a margin of 14.6%. These declines were mainly driven by the previously mentioned negative translation effect.

(1)     See page 16 for average and end of period exchange rates for the second quarter and the first six months of 2015.

July 23, 2015	Page 5

Summary of Six-Month Results

Comparable means, with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations only Venezuela qualifies as a hyperinflationary economy.

Reported revenues, excluding Venezuela, grew 3.8% as compared to the same period of 2014, reaching Ps. 69,082 million. These figures were negatively impacted by the devaluation of the Brazilian real(1) and the Colombian peso(1). Comparable total revenues grew 7.0%, driven by average price per unit case growth across our operations and volume growth in Colombia, Argentina and Central America.

The total number of transactions, excluding Venezuela, grew 0.1% to more than 9 billion, outperforming volume growth. Our sparkling beverage portfolio decreased 0.1% mainly driven by a 5.3% contraction in Brazil, which is partially compensated by growth in the rest of the operations. Our still beverage category increased transactions by 2.0%, mainly driven by Colombia, Argentina and Mexico. Transactions of water, including bulk water, decreased 0.1% driven by a decline in Mexico.

Reported total sales volume, excluding Venezuela, decreased 0.6% to 1,538.7 million unit cases in the first six months of 2015 as compared to the same period in 2014. Our sparkling beverage portfolio decreased 0.3% driven by a contraction in Brazilian volumes that were partially compensated by the positive performance in the rest of our operations. Volume of our bottled water portfolio increased 6.7% driven by Aquarius and Bonaqua in Argentina and Manantial in Colombia. Our still beverage category increased 3.0% driven by the performance of Cepita, Hi-C and Powerade in Argentina and Del Valle Fresh in Colombia. Volume of our bulk water portfolio decreased 8.4% mainly due to a decline of Ciel in Mexico.

Reported gross profit, excluding Venezuela, grew 5.9% to Ps. 32,308 million with a gross margin expansion of 90 basis points in the period. Comparable gross profit grew 8.4%. In local currency, the benefit of lower sweetener and PET prices in most of our territories was partially offset by the depreciation of the average exchange rate of the Brazilian Real, the Colombian Peso, the Mexican Peso and the Argentine Peso(1) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income, excluding Venezuela, increased 13.0% to Ps. 9,902 million with a margin expansion of 110 basis points to reach 14.3% in the first six months of 2015. Comparable operating income grew 15.0%.

On a reported basis and excluding Venezuela, during the first six months of 2015 the other operative expenses net line recorded an expense of Ps. 376 million, mainly due to certain restructuring charges and negative operating currency fluctuation effects across our territories.

The reported share of the profits of associates and joint ventures line, excluding Venezuela, recorded a gain of Ps. 190 million in the first six months of 2015, mainly due to equity method gains from our stake in Coca-Cola FEMSA Philippines, Inc. and our participation in Mexico’s and Brazil’s non-carbonated beverage joint-ventures.

Our reported comprehensive financing result, excluding Venezuela, in the first six months of 2015 recorded an expense of Ps. 2,931 million, as compared to an expense of Ps. 2,275 million in the same period of 2014. During the quarter we registered a foreign exchange loss as a result of the quarterly depreciation of the Mexican peso(1) as applied to our US dollar-denominated net debt position.

During the first six months of 2015, reported income tax as a percentage of income before taxes, excluding Venezuela, was 30.8% as compared to 32.6% in the same period of 2014.

Reported operative cash flow, excluding Venezuela, grew 7.1% to Ps. 13,331 million with a margin expansion of 60 basis points as compared to the same period of 2014. Comparable operative cash flow grew 9.0%.

Reported consolidated net controlling interest income, excluding Venezuela, grew 9.6% to Ps. 4,714 million in the first six months of 2015, resulting in earnings per share (EPS) of Ps. 2.27 (Ps. 22.74 per ADS)(2). Comparable consolidated net controlling interest income grew 9.6%.

As reported figures

Total sales volume decreased 0.5% to 1,657.4 million unit cases in the first half of 2015 as compared to the same period in 2014. Total revenues decreased 12.7% to Ps. 71,044 million in the first six months of 2015, mainly driven by the negative translation effect resulting from using the SIMADI exchange rate(1) to translate the results of our Venezuelan operation.

Gross profit decreased 12.6% to Ps. 33,310 million and gross margin reached 46.9% in the first six months of 2015. Operating income declined 5.2% to Ps. 10,145 million with an operating margin expansion of 120 basis points. Operative cash flow decreased 9.5% to Ps. 13,768 million and operating cash flow margin expanded 70 basis points to reach 19.4%. These declines were mainly driven by the previously mentioned negative translation effects.

Consolidated net controlling interest income was Ps. 4,867 million in the first six months of 2015, resulting in reported earnings per share (EPS) of Ps. 2.35 (Ps. 23.48 per ADS)(2).

(1)     See page 16 for average and end of period exchange rates for in the second quarter and the first six months of 2015.

(2)     Computed on the basis 2,072.9 million shares (each ADS represents 10 local shares).

July 23, 2015	Page 6

Philippines Operation

For the second quarter of 2015, volume rose 2%, transactions grew by 3% and revenue increased close to 14%, as compared to the same period of 2014. Volume of our core sparkling beverages grew more than 9% and transactions continued to outperform volume growth supported by the success of our one way PET single serve presentations of 250 milliliters and 300 milliliters for brands Coca-Cola, Sprite and Royal. In addition, during the quarter we launched Timeout, a new 8 ounce returnable glass presentation for brand Coca-Cola, to reinforce our affordable portfolio in the Greater Manila Area. We continue to strengthen our Route-to-Market deployment to ensure excellent commercial execution and set the stage for a more efficient sales and distribution model throughout the country.

Recent developments

•         During May, 2015, Coca-Cola FEMSA Brazil received, from The Coca-Cola Company, the Global Customer & Commercial Leadership award in the category “Commercial Execution: Immediate Consumption and Cold Drink Equipment” for the “Magic Prices” initiative implemented during 2014.

Conference call information

Our second quarter 2015 conference call will be held on July 23, 2015, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-437-9445 or International: 719-325-2464. Participant code: 9319681. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method on an estimated basis.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(9 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

July 23, 2015	Page 7

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	2Q 15	% Rev	2Q 14	% Rev	Reported Δ%	YTD 15	% Rev	YTD 14	% Rev	Reported Δ%
Volume (million unit cases) (2)	846.5		845.6		0.1%	1,657.4		1,665.0		-0.5%
Average price per unit case (2)	41.32		47.07		-12.2%	40.71		46.85		-13.1%
Net revenues	36,451		41,356		-11.9%	70,823		81,273		-12.9%
Other operating revenues	99		78		26.9%	221		139		59.0%
Total revenues (3)	36,550	100%	41,434	100%	-11.8%	71,044	100%	81,412	100%	-12.7%
Cost of goods sold	19,058	52.1%	21,886	52.8%	-12.9%	37,734	53.1%	43,320	53.2%	-12.9%
Gross profit	17,492	47.9%	19,548	47.2%	-10.5%	33,310	46.9%	38,092	46.8%	-12.6%
Operating expenses	11,800	32.3%	13,404	32.4%	-12.0%	22,885	32.2%	26,865	33.0%	-14.8%
Other operative expenses, net	240	0.7%	302	0.7%	-20.5%	470	0.7%	360	0.4%	30.6%
Operative equity method (gain) loss in associates(4)(5)	(178)	-0.5%	100	0.2%	NA	(190)	-0.3%	166	0.2%	NA
Operating income (6)	5,630	15.4%	5,742	13.9%	-2.0%	10,145	14.3%	10,701	13.1%	-5.2%
Other non operative expenses, net	187	0.5%	75	0.2%	149.3%	97	0.1%	57	0.1%	69.9%
Non Operative equity method (gain) loss in associates(7)	(38)	-0.1%	(63)	-0.2%	-39.7%	(73)	-0.1%	(71)	-0.1%	2.8%
Interest expense	1,442		1,416		1.8%	2,778		2,852		-2.6%
Interest income	95		82		15.9%	178		318		-44.0%
Interest expense, net	1,347		1,334		1.0%	2,600		2,534		2.6%
Foreign exchange loss (gain)	280		(107)		NA	462		(53)		NA
Loss (gain) on monetary position in inflationary subsidiries	13		404		-96.8%	24		538		-1.0
Market value (gain) loss on ineffective portion of
derivative instruments	(72)		(22)		227.3%	(134)		(161)		-16.8%
Comprehensive financing result	1,568		1,609		-2.5%	2,952		2,858		3.3%
Income before taxes	3,913		4,121		-5.0%	7,169		7,857		-8.8%
Income taxes	1,217		1,439		-15.4%	2,208		2,696		-18.1%
Consolidated net income	2,696		2,682		0.5%	4,961		5,161		-3.9%
Net income attributable to equity holders of the company	2,668	7.3%	2,679	6.5%	-0.4%	4,867	6.9%	5,076	6.2%	-4.1%
Non-controlling interest	28		3		833.3%	94		85		10.6%
Operating income (6)	5,630	15.4%	5,742	13.9%	-2.0%	10,145	14.3%	10,701	13.1%	-5.2%
Depreciation	1,610		1,704		-5.5%	3,054		3,318		-8.0%
Amortization and other operative non-cash charges	146		796		-81.7%	569		1,191		-52.2%
Operative cash flow (6)(8)	7,386	20.2%	8,242	19.9%	-10.4%	13,768	19.4%	15,210	18.7%	-9.5%

CAPEX	2,230		2,416			4,240		4,048

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 17,659 million from our Mexican operation and Ps. 8,811 million from our Brazilian operation.
(4) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

July 23, 2015	Page 8

Consolidated Income Statement excluding Venezuela
Expressed in millions of Mexican pesos(1)

	2Q 15	% Rev	2Q 14	% Rev	Excluding Venezuela Δ%	Comparable Δ% (9)	YTD 15	% Rev	YTD 14	% Rev	Excluding Venezuela Δ%	Comparable Δ% (9)
Volume (million unit cases) (2)	789.4		788.4		0.1%	0.1%	1,538.7		1,547.5		-0.6%	-0.5%
Average price per unit case (2)	42.96		41.01		4.7%	8.8%	42.57		40.79		4.4%	7.5%
Net revenues	35,381		33,889		4.4%	8.3%	68,862		66,396		3.7%	6.8%
Other operating revenues	99		73		35.6%	40.8%	220		125		76.0%	83.9%
Total revenues (3)	35,480	100%	33,962	100%	4.5%	8.3%	69,082	100%	66,521	100%	3.8%	7.0%
Cost of goods sold	18,549	52.3%	18,217	53.6%	1.8%	6.3%	36,774	53.2%	36,000	54.1%	2.2%	5.7%
Gross profit	16,931	47.7%	15,745	46.4%	7.5%	10.6%	32,308	46.8%	30,521	45.9%	5.9%	8.4%
Operating expenses	11,439	32.2%	10,874	32.0%	5.2%	9.0%	22,213	32.2%	21,447	32.2%	3.6%	6.5%
Other operative expenses, net	196	0.6%	91	0.3%	115.4%	107.2%	376	0.5%	141	0.2%	166.7%	162.9%
Operative equity method (gain) loss in associates(4)(5)	(178)	-0.5%	100	0.3%	-278.0%	NA	(190)	-0.3%	166	0.2%	-214.5%	NA
Operating income (6)	5,474	15.4%	4,680	13.8%	17.0%	18.8%	9,909	14.3%	8,767	13.2%	13.0%	15.0%
Other non operative expenses, net	182	0.5%	74	0.2%	146.0%	192.0%	25	0.0%	57	0.1%	-56.3%	136.1%
Non Operative equity method (gain) loss in associates(7)	(35)	-0.1%	(63)	-0.2%	-44.2%	-39.7%	-	0.0%	(71)	-0.1%	-100.0%	2.8%
Interest expense	1,435		1,383		3.8%	12.8%	2,767		2,783		-0.6%	5.4%
Interest income	86		71		21.1%	38.6%	165		294		-43.9%	-41.8%
Interest expense, net	1,349		1,312		2.8%	11.5%	2,602		2,489		4.5%	11.2%
Foreign exchange loss (gain)	280		(107)		-361.7%	NA	462		(53)		-971.7%	NA
Loss (gain) on monetary position in inflationary subsidiries
Market value (gain) loss on ineffective portion of	(72)		(22)		227.3%	298.2%	(134)		(161)		-16.8%	-6.9%
derivative instruments
Comprehensive financing result	1,558		1,183		31.7%	43.7%	2,931		2,275		28.8%	36.7%
Income before taxes	3,769		3,486		8.1%	6.9%	6,953		6,506		6.9%	6.9%
Income taxes	1,185		1,072		10.5%	8.8%	2,145		2,119		1.2%	1.2%
Consolidated net income	2,584		2,414		7.0%	6.0%	4,808		4,387		9.6%	9.6%
Net income attributable to equity holders of the company	2,556	7.2%	2,411	7.1%	6.0%	5.0%	4,714	6.8%	4,302	6.5%	9.6%	9.6%
Non-controlling interest	28		3		833.3%	1628.2%	94		85		10.6%	12.2%
Operating income (6)	5,474	15.4%	4,680	13.8%	17.0%	18.8%	9,909	14.3%	8,767	13.2%	13.0%	15.0%
Depreciation	1,585		1,511		4.9%	-7.0%	3,005		2,937		2.3%	-9.4%
Amortization and other operative non-cash charges	61		463		-86.8%	-92.3%	417		748		-44.3%	-65.0%
Operative cash flow (6)(8)	7,120	20.1%	6,654	19.6%	7.0%	8.9%	13,331	19.3%	12,452	18.7%	7.1%	9.0%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 17,659 million from our Mexican operation and Ps. 8,811 million from our Brazilian operation.
(4) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

July 23, 2015	Page 9

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Jun-15		Dec-14
Current Assets
Cash, cash equivalents and marketable securities	Ps.	13,529	Ps.	12,958
Total accounts receivable		7,637		10,339
Inventories		7,249		7,819
Other current assets		6,002		7,012
Total current assets		34,417		38,128
Property, plant and equipment
Property, plant and equipment		78,577		81,354
Accumulated depreciation		(29,885)		(30,827)
Total property, plant and equipment, net		48,692		50,527
Investment in shares		17,642		17,326
Intangibles assets and other assets		93,716		97,024
Other non-current assets		13,119		9,361
Total Assets	Ps.	207,586	Ps.	212,366

Liabilities and Equity		Jun-15		Dec-14
Current Liabilities
Short-term bank loans and notes payable	Ps.	3,575	Ps.	1,206
Suppliers		11,536		14,151
Other current liabilities		13,765		13,046
Total current liabilities		28,876		28,403
Long-term bank loans and notes payable		65,928		64,821
Other long-term liabilities		8,039		9,024
Total liabilities		102,843		102,248
Equity
Non-controlling interest		4,218		4,401
Total controlling interest		100,525		105,717
Total equity (1)		104,743		110,118
Total Liabilities and Equity	Ps.	207,586	Ps.	212,366

(1) Includes the effect originated by using the state-run SIMADI exchange rate of 197.30 bolivars per U.S. dollar.

July 23, 2015	Page 10

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	2Q15	% Rev	2Q14	% Rev	Reported Δ%	Comparable Δ% (7)	YTD 15	% Rev	YTD 14	% Rev	Reported Δ%	Comparable Δ% (7)
Volume (million unit cases)	504.8		506.8		-0.4%	-0.4%	944.5		948.1		-0.4%	-0.4%
Average price per unit case	40.23		37.52		7.2%	5.0%	39.53		37.20		6.3%	4.3%
Net revenues	20,307		19,012		6.8%	4.6%	37,333		35,266		5.9%	3.9%
Other operating revenues	15		35		-57.1%	-55.9%	22		41		-46.3%	-46.3%
Total revenues (2)	20,322	100.0%	19,047	100.0%	6.7%	4.5%	37,355	100.0%	35,307	100.0%	5.8%	3.9%
Cost of goods sold	9,697	47.7%	9,198	48.3%	5.4%	2.9%	18,176	48.7%	17,354	49.2%	4.7%	2.6%
Gross profit	10,625	52.3%	9,849	51.7%	7.9%	6.0%	19,179	51.3%	17,953	50.8%	6.8%	5.1%
Operating expenses	6,651	32.7%	6,232	32.7%	6.7%	4.7%	12,628	33.8%	12,002	34.0%	5.2%	3.4%
Other operative expenses, net	125	0.6%	112	0.6%	11.6%	10.6%	266	0.7%	142	0.4%	87.3%	87.3%
Operative equity method (gain) loss in associates (3)(4)	(162)	-0.8%	135	0.7%	NA	NA	(115)	-0.3%	229	0.6%	NA	NA
Operating income (5)	4,011	19.7%	3,370	17.7%	19.0%	17.0%	6,400	17.1%	5,580	15.8%	14.7%	13.1%
Depreciation, amortization & other operative non-cash charges	1,010	5.0%	1,310	6.9%	-22.9%	-24.2%	2,195	5.9%	2,377	6.7%	-7.7%	-9.0%
Operative cash flow (5)(6)	5,021	24.7%	4,680	24.6%	7.3%	5.5%	8,595	23.0%	7,957	22.5%	8.0%	6.5%

(1) Except volume and average price per unit case figures.
(2) Includes total revenues of Ps. 17,659 million from our Mexican operation.
(3) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc. and Estrella Azul, among others.
(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

July 23, 2015	Page 11

South America Division excluding Venezuela
Expressed in millions of Mexican pesos(1)

	2Q15	% Rev	2Q14	% Rev	Excluding Venezuela Δ%	Comparable Δ% (7)	YTD 15	% Rev	YTD 14	% Rev	Excluding Venezuela Δ%	Comparable Δ% (7)
Volume (million unit cases)	284.7		281.6		1.1%	1.1%	594.1		599.4		-0.9%	-0.9%
Average price per unit case	47.79		47.31		1.0%	14.9%	47.41		46.49		2.0%	12.5%
Net revenues	15,074		14,876		1.3%	13.6%	31,528		31,131		1.3%	10.5%
Other operating revenues	85		38		123.7%	150.0%	199		83		139.8%	155.1%
Total revenues (2)	15,159	100.0%	14,914	100.0%	1.6%	14.0%	31,727	100.0%	31,214	100.0%	1.6%	10.9%
Cost of goods sold	8,853	58.4%	9,019	60.5%	-1.8%	10.4%	18,598	58.6%	18,646	59.7%	-0.3%	9.0%
Gross profit	6,306	41.6%	5,895	39.5%	7.0%	19.5%	13,129	41.4%	12,568	40.3%	4.5%	13.7%
Operating expenses	4,787	31.6%	4,641	31.1%	3.1%	15.4%	9,583	30.2%	9,446	30.3%	1.5%	10.6%
Other operative expenses, net	70	0.5%	(21)	-0.1%	NA	NA	110	0.3%	(2)	0.0%	NA	NA
Operative equity method (gain) loss in associates (3)(4)	(16)	-0.1%	(36)	-0.2%	-55.6%	-48.4%	(74)	-0.2%	(63)	-0.2%	17.5%	36.4%
Operating income (5)	1,465	9.7%	1,311	8.8%	11.7%	24.0%	3,510	11.1%	3,187	10.2%	10.1%	19.5%
Depreciation, amortization & other operative non-cash charges	637	4.2%	663	4.4%	-3.9%	7.6%	1,227	3.9%	1,309	4.2%	-6.3%	2.4%
Operative cash flow (5)(6)	2,102	13.9%	1,974	13.2%	6.5%	18.6%	4,737	14.9%	4,496	14.4%	5.4%	14.5%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 8,811 million from our Brazilian operation.
(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

Venezuela Operation
Expressed in millions of Mexican pesos(1)

	2Q15	% Rev	2Q14	% Rev	Reported Δ%	Comparable Δ% (3)	YTD 15	% Rev	YTD 14	% Rev	Reported Δ%	Comparable Δ% (3)
Volume (million unit cases)	57.1		57.2		-0.3%	-0.3%	118.7		117.5		1.0%	1.0%
Average price per unit case	18.75		130.50		-85.6%	124.0%	16.54		126.59		-86.9%	103.5%
Net revenues	1,070		7,467		-85.7%	123.4%	1,963		14,877		-86.8%	105.5%
Other operating revenues	-		5		-100.0%	-100.0%	-		14		-100.0%	-100.0%
Total revenues	1,070	100.0%	7,472	100.0%	-85.7%	122.9%	1,963	100.0%	14,891	100.0%	-86.8%	105.3%
Cost of goods sold	509	47.6%	3,669	49.1%	-86.1%	115.7%	961	49.0%	7,320	49.2%	-86.9%	104.5%
Gross profit	561	52.4%	3,803	50.9%	-85.2%	129.9%	1,002	51.0%	7,571	50.8%	-86.8%	106.2%
Operating expenses	361	33.7%	2,530	33.9%	-85.7%	122.8%	673	34.3%	5,419	36.4%	-87.6%	93.4%
Other operative expenses, net	45	4.2%	211	2.8%	-78.7%	221.4%	94	4.8%	219	1.5%	-57%	571%
Operating income	155	14.5%	1,062	14.2%	-85.4%	127.9%	236	12.0%	1,933	13.0%	-87.8%	90.3%
Depreciation, amortization & other operative non-cash charges	109	10.2%	526	7.0%	-79.3%	220.6%	201	10.2%	824	5.5%	-75.6%	279.2%
Operative cash flow (2)	264	24.7%	1,588	21.3%	-83.4%	158.8%	437	22.3%	2,757	18.5%	-84.1%	146.9%

(1) Except volume and average price per unit case figures.
(2) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

July 23, 2015	Page 12

South America Division
Expressed in millions of Mexican pesos(1)

	2Q15	% Rev	2Q14	% Rev	Reported Δ%	Comparable Δ% (7)	YTD 15	% Rev	YTD 14	% Rev	Reported Δ%	Comparable Δ% (7)
Volume (million unit cases)	341.7		338.9		0.9%	0.9%	712.8		716.9		-0.6%	-0.6%
Average price per unit case	42.94		61.35		-30.0%	19.3%	42.27		59.62		-29.1%	15.6%
Net revenues	16,144		22,343		-27.7%	17.5%	33,491		46,008		-27.2%	13.6%
Other operating revenues	85		43		97.7%	142.9%	199		97		105.2%	151.9%
Total revenues (2)	16,229	100.0%	22,386	100.0%	-27.5%	17.8%	33,690	100.0%	46,105	100.0%	-26.9%	14.0%
Cost of goods sold	9,362	57.7%	12,688	56.7%	-26.2%	13.4%	19,559	58.1%	25,966	56.3%	-24.7%	11.6%
Gross profit	6,867	42.3%	9,698	43.3%	-29.2%	24.3%	14,131	41.9%	20,139	43.7%	-29.8%	17.4%
Operating expenses	5,148	31.7%	7,171	32.0%	-28.2%	19.5%	10,256	30.4%	14,865	32.2%	-31.0%	13.8%
Other operative expenses, net	115	0.7%	190	0.8%	-39.5%	NA	204	0.6%	217	0.5%	-6.0%	NA
Operative equity method (gain) loss in associates (3)(4)	(16)	-0.1%	(36)	-0.2%	-55.6%	-48.4%	(75)	-0.2%	(63)	-0.1%	19.0%	36.4%
Operating income (5)	1,620	10.0%	2,373	10.6%	-31.7%	29.7%	3,746	11.1%	5,120	11.1%	-26.8%	22.3%
Depreciation, amortization & other operative non-cash charges	746	4.6%	1,189	5.3%	-37.3%	19.2%	1,428	4.2%	2,133	4.6%	-33.1%	14.1%
Operative cash flow (5)(6)	2,366	14.6%	3,562	15.9%	-33.6%	26.2%	5,174	15.4%	7,253	15.7%	-28.7%	20.0%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 8,811 million from our Brazilian operation.
(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

July 23, 2015	Page 13

For the three months ended June 30, 2015 and 2014

VOLUME
Expressed in million unit cases

	2Q 15					2Q 14
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	337.6	26.6	74.3	24.2	462.7	333.3	27.7	80.3	23.1	464.4
Central America	35.1	2.3	0.1	4.5	42.0	35.6	2.4	0.1	4.3	42.4
Mexico & Central America	372.7	28.9	74.4	28.8	504.8	368.9	30.1	80.4	27.4	506.8
Colombia	54.7	6.5	6.8	8.3	76.2	53.5	5.9	6.8	7.4	73.5
Venezuela	49.6	3.6	0.3	3.7	57.1	49.9	2.7	0.2	4.4	57.2
Brazil	137.6	8.5	1.0	8.0	155.2	143.4	7.9	1.0	8.4	160.7
Argentina	44.8	4.8	0.4	3.2	53.3	41.7	3.5	0.1	2.1	47.4
South America	286.8	23.3	8.5	23.2	341.7	288.5	19.9	8.2	22.2	338.9
Total	659.4	52.3	82.9	52.0	846.5	657.4	50.0	88.6	49.6	845.6
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

TRANSACTIONS
Expressed in million transactions

	2Q 15					2Q 14
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	1,978.3	151.2		232.9	2,362.4	1,942.0	183.1		220.9	2,346.1
Central America	290.0	61.2		14.6	365.8	290.1	60.3		14.0	364.4
Mexico & Central America	2,268.3	212.5		247.5	2,728.3	2,232.1	243.5		234.9	2,710.5
Colombia	416.0	78.2		66.8	561.0	423.2	66.3		54.3	543.8
Venezuela	259.6	32.2		35.2	327.0	256.8	25.1		39.6	321.5
Brazil	876.8	73.2		94.6	1,044.6	910.7	70.7		102.5	1,083.9
Argentina	204.7	26.2		23.9	254.8	185.4	19.5		17.5	222.4
South America	1,757.1	209.8		220.4	2,187.3	1,776.2	181.6		213.8	2,171.6
Total	4,025.3	422.3		467.9	4,915.5	4,008.2	425.0		448.8	4,882.0

July 23, 2015	Page 14

For the six months ended June 30, 2015 and 2014

VOLUME
Expressed in million unit cases

	YTD 15					YTD 14
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	625.6	54.3	137.3	44.7	861.9	618.4	52.4	151.3	45.3	867.4
Central America	69.0	4.6	0.2	8.8	82.6	67.6	4.7	0.2	8.2	80.7
Mexico & Central America	694.6	59.0	137.4	53.5	944.5	686.0	57.1	151.5	53.5	948.1
Colombia	107.3	12.9	13.8	16.4	150.4	103.5	11.3	14.4	14.1	143.1
Venezuela	102.6	7.3	0.8	8.0	118.7	100.7	6.3	1.1	9.4	117.5
Brazil	290.4	21.1	2.3	16.9	330.8	309.3	20.7	2.6	18.6	351.2
Argentina	94.8	10.5	0.9	6.6	112.9	92.3	7.9	0.2	4.6	105.0
South America	595.2	51.8	17.8	48.0	712.8	605.7	46.2	18.2	46.7	716.9
Total	1,289.8	110.8	155.3	101.6	1,657.4	1,291.7	103.3	169.7	100.3	1,665.0
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

TRANSACTIONS
Expressed in million transactions

	YTD 15					YTD 14
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	3,709.6	308.1		429.0	4,446.7	3,651.9	349.3		426.5	4,427.7
Central America	566.5	120.3		29.7	716.5	556.2	116.4		27.7	700.4
Mexico & Central America	4,276.1	428.4		458.7	5,163.2	4,208.1	465.7		454.3	5,128.1
Colombia	822.1	159.2		135.4	1,116.7	805.6	132.5		108.6	1,046.7
Venezuela	535.1	64.7		75.2	674.9	517.6	57.6		82.8	658.1
Brazil	1,847.5	179.6		198.6	2,225.7	1,952.8	182.8		225.5	2,361.1
Argentina	422.2	56.8		47.8	526.8	405.2	43.8		35.5	484.5
South America	3,627.0	460.2		456.9	4,544.1	3,681.3	416.7		452.4	4,550.4
Total	7,903.1	888.6		915.6	9,707.4	7,889.4	882.4		906.7	9,678.5

July 23, 2015	Page 15

June 2015
Macroeconomic Information

		Inflation (1)
		LTM	2Q 2015	YTD

	Mexico	2.87%	-0.59%	-0.09%
	Colombia	4.42%	0.91%	3.33%
	Venezuela (2)	78.20%	15.35%	35.79%
	Brazil	8.89%	2.26%	6.17%
	Argentina	14.96%	3.17%	6.70%

	(1) Source: inflation is published by the Central Bank of each country.
	(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 2015	2Q 2014	Δ%	YTD 2015	YTD 2014	Δ%

Mexico	15.3106	13.0030	17.7%	15.1200	13.1193	15.3%
Guatemala	7.6760	7.7635	-1.1%	7.6560	7.7722	-1.5%
Nicaragua	27.0865	25.7967	5.0%	26.9236	25.6416	5.0%
Costa Rica	539.5900	557.3435	-3.2%	540.7843	545.3068	-0.8%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,495.3319	1,914.3174	30.4%	2,483.2572	1,961.1878	26.6%
Venezuela	197.8630	10.0778	1863.4%	147.2344	8.9770	1540.1%
Brazil	3.0722	2.2297	37.8%	2.9678	2.2969	29.2%
Argentina	8.9521	8.0565	11.1%	8.8207	7.8415	12.5%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Jun 2015	Jun 2014	Δ%	Mar 2015	Mar 2014	Δ%

Mexico	15.5676	13.0323	19.5%	15.1542	13.0837	15.8%
Guatemala	7.6245	7.7786	-2.0%	7.6449	7.7278	-1.1%
Nicaragua	27.2497	25.9521	5.0%	26.9203	25.6384	5.0%
Costa Rica	540.9700	548.6600	-1.4%	539.0800	553.6300	-2.6%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,585.1100	1,881.1900	37.4%	2,576.0500	1,965.3200	31.1%
Venezuela (1)	197.2980	10.6000	1761.3%	192.9537	10.7000	1703.3%
Brazil	3.1026	2.2025	40.9%	3.2080	2.2630	41.8%
Argentina	9.0880	8.1330	11.7%	8.8220	8.0020	10.2%

	(1) Venezuela's exchange rate based on SIMADI for 2015 and SICAD for 2014

❖ ❖ ❖

July 23, 2015	Page 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: July 23, 2015